Exhibit 15

Dear fellow shareholders,

It’s been six months since we first launched our iPO offering so I wanted to update you on the progress we have made as a company in that time. Although we believe it will take years to fully realize the entirety of the opportunity we have in front of us, we are excited by the increased momentum we have seen in just the past few months and are eager to share with you some of those successes.

Our product driven competitive advantage

We believe that first and foremost our competitive advantage lies in our product, which means building solutions that fundamentally improve the investor experience. To that end, we spent the first half of the year focused on the development and launch of two new major products that we believe further differentiate us as a market innovator:

1.	Fundrise 2.0 - A goal based investment advisory service allowing investors to easily create a portfolio specifically tailored to their own personal investment goals.
2.	The eFunds - A first of its kind, tax efficient model for investing in new urban homes across major cities in the US.

We’ve seen early signals of success with these releases both in terms of increases in total volume of investment as well as the rate with which new investors are trying out the platform. This has resulted in 35% growth in our investor base since January of this year.

Meanwhile, our retention rate is as strong as ever at 98.57%, something that we are particularly proud of and believe speaks to the quality of our product.

	Jan 1, 2017	July 31, 2017	% Growth
Share price	$5.00	$5.50	10%
Real estate originated	$1.19B	$1.36B	14%
Capital raised	$209M	$255M	22%
No. of Investors	12,575	16,911	35%
Avg. Investor Account	$15,446	$11,533	-25%
No. of Employees	43	42	-2%

To meet this growing demand from both new and existing investors, we qualified more than $150 million of new eFund and eREIT funding capacity with the SEC during the first two quarters and originated approximately $170 million of new real estate assets.

At the same time, by focusing on achieving greater efficiency we were able to keep our overhead low, maintaining essentially the same total headcount. This is due in large part to the hard-working and talented group that we have been able to bring together around our common cause to revolutionize the investment industry.

As part of focusing on growing our investor base, we also saw the average total dollar amount of an investor account fall during this time period. This is something that we expect to see as we add more new investors at a greater rate than existing investors grow their assets with us. It is our experience that new investors tend to start with a relatively smaller initial investment and then grow their accounts consistently with us over time.

As always, our complete public filings, which include detailed disclosure on our financials and performance, may be found on the SEC’s website, including our most recent special financial report for 2016. You can expect our upcoming semi-annual report for the first two quarters of 2017 to be available in September.

Our investment performance

A core part of providing the highest quality product means delivering consistently strong returns and we continue to feel confident about the risk adjusted returns that our eREITs and eFunds  have achieved to date. Investors across all our sponsored offerings including the eREITs and eFunds have earned an average annualized return of approximately 10.59% and 10.88% during the first and second quarters of this year respectively.

While strong returns will always be a central focus of the product, we remain cognizant of the fact that we are in what has been a historically long growth cycle for the real estate market. In my 2016 letter to investors, I noted that we believed “the US commercial real estate market is late in its economic cycle” and that we would be extremely cautious in the investments that we made going forward even if it meant doing fewer deals.

That commitment to high standards remains as true today as it was the day we started, and we will, as a company, continue to prioritize long-term performance over short-term headlines.

What’s next for iPO investors

Choosing to have our customers become shareholders was by no means obvious, but we believe firmly that it was the right decision. It has created true alignment with you, our customers, allowing us to focus on driving the long-term success of the company.

Occasionally, I’ll have an iPO investor reach out and ask when they should expect to see a return of their investment. To this question, I always stress that we are still very early in the life of the company, and while we have high expectations for our growth, and believe that it has the ability to translate into an increase in share value, ultimately that growth will take time. What we seek in our iPO investors are those who share our vision and are interested in being our long-term partners.

While we don’t presume that every person out there will share this same long-term philosophy, we believe it is important that we continue to be transparent about it so that those who do choose to join us on this mission have a clear understanding of the journey ahead.

To date we’ve had more interest in becoming a shareholder than we’ve been able to support. During our February iPO launch, we received more than 9,000 reservations to invest, and ultimately were only able to accept just over 2,000 investors. Although seeing this level of demand has been exciting, it also meant that there were many loyal customers who we know were frustrated that they did not get a chance to invest.

To continue investing in our growth as well as expand our shareholder base, we’ve elected to begin offering an additional $11 million worth of iPO shares this month. Our intention is to make these shares available first to investors who have not yet invested in the iPO, and, in order to give more investors access, we are planning to cap new iPO investment to a percentage of an investor's existing holdings on the Fundrise platform. Finally, we believe that offering these shares at a higher valuation increases the estimated value of the shares you already own. While success is not guaranteed, we believe this is a positive reflection of our performance so far this year.

* * *

Though we are encouraged by our momentum to date, we know that the road ahead will carry with it new challenges and we must remain ferociously dedicated to our vision. It will take not only time but great persistence to build a company with the potential to endure for many years to come, and we are thankful to have you with us in this effort. We are fortunate to have built a strong team that is dedicated to building a truly great company with you.

Thank you again for your support and trust.

Ben Miller

CEO, Fundrise

PS - Along the way, we’ve asked for your help in building this company with us… and so far you’ve responded with enthusiasm. We are grateful and inspired by your willingness to take action in driving our success and expect to have more opportunities for you to do so in the near future. Having thousands of additional fellow shareholders join us gives us the potential to grow the business in ways no one has ever done. Onward.

Disclaimers

Past performance is not indicative of future results. The information presented regarding Rise Companies Corp.'s historical performance is not indicative of future results, and is qualified in its entirety by disclosure contained in the Business and Management's Discussion and Analysis, as well as the other sections, of the Rise Companies Corp. Offering Circular. Any historical performance of Rise Companies Corp. may not reflect actual future performance and any investor in Rise Companies Corp. may experience different results from those shown. An investment in the Class B Common Stock of Rise Companies Corp. involves substantial risks, including the potential of total or partial loss of investment to investors. Each investor should carefully consider the Risk Factors in addition to the other information contained in the Rise Companies Corp. Offering Circular before purchasing shares. The risks and uncertainties discussed in the Offering Circular are not the only ones Rise Companies Corp. faces, but do represent those risks and uncertainties that we believe are most significant to its business, operating results, prospects and financial condition. Some statements in the Offering Circular and on this website, including statements in the Risk Factors, constitute forward-looking statements. Please refer to the section of the Offering Circular entitled "Statements Regarding Forward-Looking Information".

Unlike certain investment opportunities sponsored by Rise Companies Corp., such as eREITs and eFunds, Rise Companies Corp. has not historically paid any dividends and has no present intention to begin paying dividends in the future. Any statements in this letter or on www.fundrise.com discussing "average annualized returns", or similar terms, relate solely to investments sponsored by Rise Companies Corp. and are exclusive of investments in Rise Companies Corp. itself. Prospective investors should not expect that returns, if any, from an investment in Rise Companies Corp. will be as a result of dividends.

Disclosure presented regarding Rise Companies Corp.'s business strategy is qualified in its entirety by the disclosure contained in the "Business" section of the Rise Companies Corp. Offering Circular, which is available at fundrise.com/oc. There can be no guarantee that Rise Companies Corp. will achieve its business objectives or that it will become profitable.  Full disclosure available at https://fundrise.com/legal/disclosure.